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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

   CRESUD SOCIEDAD ANONIMA COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                   CRESUD INC.
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                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE 1.00 PESO PER SHARE
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                         (Title of class of securities)


                                    226406106
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                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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           (Name, address and telephone number of person authorized to receive notices and communications)

                                  MAY 9, 2006
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 5 pages)

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

----------------------------------------------------------------------              ----------------------------------------------
CUSIP No.  226406106                                                       13D
----------------------------------------------------------------------              ----------------------------------------------
------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Nead Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- ---------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                     (a) [x]
                                                                                                                        (b) [_]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- ---------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        -0-

------------------- ---------------------------------------------------------------------------------------------------- ---------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

------------------- ---------------------------------------------------------------------------------------------------- ---------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -----------------------------------------------------------



                                       2

----------------------------------------------------------------------              ----------------------------------------------
CUSIP No.  226406106                                                       13D
----------------------------------------------------------------------              ----------------------------------------------

------------------- -------------------------------------------------- -----------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- ---------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (see Item 2)                                      (a) [x]
                                                                                                                         (b) [_]
------------------- --------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- ------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- ---------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- -------------------------------------------------- -----------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        -0-

------------------- ---------------------------------------------------------------------------------------------------- ---------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

------------------- ---------------------------------------------------------------------------------------------------- ---------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

------------------- -------------------------------------------------- -----------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -----------------------------------------------------------


Item 1.           Security and Issuer.
                  -------------------

                  This Statement constitutes Amendment No. 2 to the Statement on
Schedule 13D (the "Schedule 13D") filed by Leucadia National Corporation ("Leucadia") and its subsidiary, Nead Corporation ("Nead" and together with Leucadia, the "Beneficial Owners") relating to the common stock, par value 1.00 Peso per share (the "Cresud Common Stock"), of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation ("Cresud"). The address of the principal executive office of Cresud is Av. Hipolito Yrigoyen 440, 3rd floor, (C1086 AAF) Buenos Aires, Argentina. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) As of May 9, 2006, after giving effect to the transaction described in Item 5(c) below, neither of the Beneficial Owners, and to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above, beneficially owns any shares of Cresud Common Stock.

                  (b) Item 5(a) is incorporated herein by reference.

                  (c) On May 9, 2006, Nead sold Units representing 35,837,616 shares of Cresud Common Stock in a private transaction for an aggregate sale price of $52,689,620 (approximately $1.47 per share of Cresud Common Stock on an "as converted" basis).

                  (d) Not applicable.

                  (e) On May 9, 2006, upon consummation of the transaction described in Item 5(c) above, the Beneficial Owners ceased to be the beneficial owners of more than five percent of the Cresud Common Stock.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  1. Agreement among the Beneficial Owners with respect to the filing of this Amendment No. 2 to Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2006

                                   NEAD CORPORATION

                                   BY: /s/ Joseph A. Orlando
                                       --------------------------------------
                                       Name: Joseph A. Orlando
                                       Title: Vice President



                                   LEUCADIA NATIONAL CORPORATION

                                   BY: /s/ Joseph A. Orlando
                                       --------------------------------------
                                       Name: Joseph A. Orlando
                                       Title: Vice President and
                                              Chief Financial Officer





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